December 28, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Re:	Cardica, Inc. SEC File No. 000-51772

Ladies and Gentlemen:

Submitted for filing pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended, are the following materials:

1.     A definitive Notice of Annual Meeting of Stockholders, Proxy Statement and form of Proxy to be used in connection with the Annual Meeting of Stockholders of Cardica, Inc., to be held on January 29, 2016.

2.     Cardica’s 2016 Equity Incentive Plan, as amended, for which stockholder approval is solicited in Proposal 4 of the Proxy Statement. This plan is submitted pursuant to Instruction 3 of Item 10 of Regulation 14A of the Commission. Cardica currently expects to register the additional shares reserved for issuance under such plan on Form S-8 within the next year.

The proxy materials and Cardica’s Annual Report to Stockholders will be mailed on or about January 4, 2016, to stockholders of record of Cardica as of December 2, 2015.

Very truly yours,

Cardica, Inc.

By:	/s/ Robert Newell
Robert Newell
Chief Financial Officer

cc:	Nancy Wojtas, Cooley LLP